UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Capital Bank Financial Corp.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

139794 101
(CUSIP Number)

Ross A. Oliver

Crestview Partners

667 Madison Avenue, 10th Floor

New York, NY 10065

(212) 906-0700

Copies to:

Michael Davis

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

(212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,608,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,608,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,608,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.90%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.72%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (FF), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.72%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Partners II (TE), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.72%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.72%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (FF Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.72%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Offshore Holdings II (892 Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.72%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview-NAFH, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,558,760
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,558,760
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,558,760
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.72%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No.	139794101
1.	Names of Reporting Persons. Crestview Advisors, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 50,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 50,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class A Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.19%
14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer

This Amendment No. 2, dated July 19, 2015 (this “Amendment No. 2”), supplements and amends the Schedule 13D filed with the Securities and Exchange Commission on September 28, 2012, as amended by Amendment No. 1 thereto filed on November 24, 2015, by Crestview Partners II GP, L.P. (“Crestview GP”), Crestview Partners II, L.P. (“Crestview DE”), Crestview Partners II (FF), L.P. (“Crestview FF”), Crestview Partners II (TE), L.P. (“Crestview TE”), Crestview Offshore Holdings II (Cayman), L.P. (“Crestview Cayman”), Crestview Offshore Holdings II (FF Cayman), L.P. (“Crestview FF Cayman”), Crestview Offshore Holdings II (892 Cayman), L.P. (“Crestview 892 Cayman”), Crestview-NAFH, LLC (“Crestview-NAFH”) and Crestview Advisors, L.L.C. (“Crestview Advisors”) (collectively, the “Reporting Persons” and each, a “Reporting Person”) with respect to the Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Capital Bank Financial Corp., a Delaware corporation (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

Exchange of Class A Shares for Class B Shares.

On July 15, 2016, the Issuer issued 300,000 shares of Class B non-voting common stock, par value $0.01 per share, of the Issuer (the “Class B Shares”) to Crestview-NAFH in exchange for 300,000 Class A Shares held by Crestview-NAFH. As a result of the exchange, each Reporting Person’s beneficial ownership of Capital Bank’s outstanding Class A Shares has been reduced, and no Reporting Person’s beneficial ownership of the outstanding Class A Shares is greater than 10%. The foregoing exchange was exempt from the registration requirements of the Securities Act of 1933, as amended, pursuant to Section 3(a)(9). The Class B Shares are not convertible in the hands of the initial holder. A transferee unaffiliated with the initial holder that receives Class B Shares subsequent to one of the permitted transfers described in the Issuer’s Second Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1 to the Issuer’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on April 25, 2012) may elect to convert each Class B Share into one Class A Share.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See item 9 on the Cover Pages to this Schedule 13D.

The Reporting Persons have acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially own an aggregate of 2,608,760 Class A Shares, or approximately 9.90% of the 26,360,965 outstanding Class A Shares. The foregoing number of outstanding Class A Shares represents the sum of (x) the 26,635,965 outstanding Class A Shares of the Issuer as described in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on May 4, 2016 and (y), solely for purposes of calculating the beneficial ownership of Crestview GP and Crestview Advisors, the 25,000 Class A Shares deliverable upon the exercise of vested options held by Crestview Advisors, less (z) the 300,000 Class A Shares exchanged by Crestview-NAFH for the Class B Shares issued by the Issuer on July 15, 2016.

Crestview-NAFH is the direct beneficial owner of 2,558,760 Class A Shares. Each of the Reporting Persons (other than Crestview Advisors) may be deemed to beneficially own the 2,558,760 Class A Shares directly held by Crestview-NAFH.

Crestview Advisors is the direct beneficial owner of 25,000 Class A Shares and 25,000 vested options to purchase Class A Shares, each of which may be deemed to be beneficially owned by Crestview GP.

Each Reporting Person disclaims beneficial ownership of the Class A Shares except to the extent of its pecuniary interest therein. Except as set forth in this Item 5(a), none of the Reporting Persons beneficially owns any Class A Shares.

(b) Number of Class A Shares as to which each Reporting Person has:

(i)	Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Schedule 13D.

(c) Inapplicable.

(d) Inapplicable.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No. 2, which is hereby incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 19, 2016

Crestview Partners II GP, L.P.

By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel

Crestview Partners II, L.P.

Crestview Partners II (FF), L.P.

Crestview Partners II (TE), L.P.

Crestview Offshore Holdings II (Cayman), L.P.

Crestview Offshore Holdings II (FF Cayman), L.P.

Crestview Offshore Holdings II (892 Cayman), L.P.

By:	Crestview Partners II GP, L.P., as general partner
By:	Crestview, L.L.C., as general partner

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel

Crestview-NAFH, LLC

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	Vice President

Crestview Advisors, L.L.C.

By:	/s/ Ross A. Oliver
	Name:	Ross A. Oliver
	Title:	General Counsel